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                                EXHIBIT 20.1
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                                EXHIBIT 20.1

                        BANYAN STRATEGIC REALTY TRUST

Dear Shareholder:

We are pleased to announce a newly improved amended and restated Distribution Reinvestment and Share Purchase Plan for Banyan Strategic Realty Trust ("Banyan") shareholders. Approximately thirty-three percent of our shareholders participate in the existing Plan, which enables shareholders to increase their ownership by reinvesting cash distributions, without any brokerage commissions or service fees.

Enclosed is a Prospectus which outlines the Plan, which should be carefully reviewed. Also enclosed are an Enrollment Authorization Form, an Authorization Form for Automatic Monthly Deductions and a Voluntary Cash Investment Form to complete should you decide to participate.

The Plan has been improved to make it even more attractive to shareholders. Although the enclosed Prospectus fully explains the new Plan, the key features are:

* Shareholders of record may elect one of three options for investing in additional Shares - full distribution reinvestment, partial distribution reinvestment or voluntary cash investments.

* Banyan will pay all brokerage commissions and service charges associated with Share purchases pursuant to the Plan.

* Upon enrollment in the Plan, participants may make voluntary cash investments ranging from $5.00 per payment to $120,000 per calendar year. Under the new Plan, these voluntary cash investments may also be made through automatic monthly deductions from a checking or savings account at a U.S. bank or financial institution.

* Participation in the Plan is voluntary and you may join or withdraw at any time.

* A safekeeping service which allows you to deposit, with First Chicago Trust Company of New York, Share certificates, relieving you of responsibility for loss, theft or destruction of the certificates. There is no charge to you for this custodial service.

If you are not now a participant in the Plan:

        To join the Plan, you need only sign the enclosed Enrollment Authorization Form and mail it to First Chicago Trust Company of New York in the postage prepaid envelope provided, with or without any voluntary cash investment.

        If you wish to continue to receive your distributions in cash, do not return the Enrollment Authorization Form.

If you are already a participant in the Plan:

        No action is required on your part to continue to participate as you have in the past. You may simply take advantage of the improved Plan at your discretion.

        We hope you will find the improved Plan to be more flexible and convenient.

Sincerely,



Leonard G. Levine
President

January, 1996
176198